Infinity Securities, Inc.

Audit of Financial Statements
and Supplementary Information

September 30, 2021

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Infinity Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 9th St Ste 202
(No. and Street)

Oakland	CA	94607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Gilbert - 510 588-8001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Greg Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinity Securities, Inc., as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Date: Nov. 23, 2021 # Pages: 1 5 Circuit
Name: Cathy L. Sancious
Doc. Description: Oath / aff
Notary Signature
NOTARY CERTIFICATION

CATHY L. SANCIOUS NOTARY COMM # 11-111 PUBLIC STATE OF HAWAII

State of Hawaii
County of Kauai
Subscribed and sworn to (or affirmed) before me on this 23 day of Nov. 2021 by Gregory Burton Gilbert proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

CATHY L. SANCIOUS NOTARY COMM # 11-111 PUBLIC STATE OF HAWAII

Contents

Supplementary Information



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholder of Infinity Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Infinity Securities, Inc. (the "Company") as of September 30, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
November 29, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324

800.848.0008

www.AAICPAs.com



Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Infinity Securities, Inc.
Statement of Financial Condition
September 30, 2021

Assets

Cash	$	201,436
Receivable from clearing broker		26,276
Accounts receivable		3,047
Deposit with clearing broker		25,122
Property and equipment, net		13,343
Due from related party		43,284
Marketable security, at fair value		4,124
Prepaid expense and other assets		57,300
Total assets	$	373,932

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	54,120
Commission payable		53,562
Total liabilities		107,682

Stockholder's equity

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	165,000
Retained earnings	100,250
Total stockholder's equity	266,250
Total liabilities and stockholder's equity	$ 373,932

Infinity Securities, Inc.
Statement of Income
For the Year Ended September 30, 2021

Revenues		
Fee income	$	2,063,509
Commissions		1,365,588
Advisory fees		48,154
Interest and other income		170,642
Total revenues		3,647,893
Expenses		
Commission expenses		2,463,895
Employee compensation and benefits		263,829
Professional fees		237,184
Occupancy and equipment rental		60,305
Other operating expenses		534,318
Total expenses		3,559,531
Net income	$	88,362

See accompanying notes to financial statements.

Infinity Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2021

	Common stock		Paid-in capital		Retained earnings		Total
Stockholder's equity, at September 30, 2020	$	1,000	$	165,000	$	61,888	227,888
Capital distributions						(50,000)	(50,000)
Net income						88,362	88,362
Stockholder's equity, at September 30, 2021	$	1,000	$	165,000	$	100,250 $	266,250

Infinity Securities, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2021

Cash flows from operating activities				
Net income			$	88,362
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation	$	2,478		
Forgiveness of PPP Loan		(67,937)		
(Increase) decrease in:				
Receivable from clearing broker		56,247		
Accounts Receivable		23,838		
Deposit with clearing broker		-		
Due from related party		(43,284)		
Marketable security, at fair value		(4,124)		
Prepaid expense and other assets		(29,845)		
(Decrease) increase in:				
Accounts payable and accrued expenses		18,205		
Commission payable		(98,906)		
Total adjustments				(143,328)
Net cash used in operating activities				(54,966)
Cash flows from investing activities				-
Cash flows from financing activities				
Capital distributions				(50,000)
Net cash used in financing activities				(50,000)
Net decrease in cash				(104,966)
Cash - September 30, 2020				306,402
Cash - September 30, 2021			$	201,436
Supplemental cash flows information:				
Cash paid during the year for income taxes			$	-
Cash paid during the year for interest			$	4

Supplemental disclosure of non-cash transactions:

The Company's $67,937 Paycheck Protection Program loan was forgiven.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Infinity Securities, Inc. DBA Infinity Financial Services (the "Company") was incorporated in the State of California on January 9, 2007. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including engaging in investment advisory and general securities brokerage activities on behalf of its clients. Fee revenues are management fees, reimbursements from reps, commissions and other.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with its clearing broker on a fully disclosed basis. The clearing broker has agreed to maintain records of the transactions effected and cleared in the customer accounts.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable and amounts due from clearing broker represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company earns commissions on client transactions in equity securities, mutual funds, life insurance, debt securities, and variable annuities. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Company also earns ongoing trailing commissions, and is responsible for minor ongoing client relations services, which are recorded in those periods as the services are performed.

Advisory fees are received based on a predetermined percentage of the total assets in customer accounts, but are recognized as earned on a pro rata basis upon completion of the Company's performance obligations. Advisory fees also includes consulting fees for the creation of investment programs for advisory clients. These revenues are recognized when earned.

Fee income includes revenues from private placements. The Company earns commissions from placements of private equity firms and real estate trusts. The Company records placement revenues under the terms of each assignment or engagement contract, which is typically at the successful completion of the private placement.

Interest income is recognized over time on a basis that takes into account the effective yield on the cash and financial instruments held at financial institutions.

The Company leases its office space under a month-to-month agreement from an affiliate owned by its same stockholder which is cancellable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records rent expenses monthly as billed.

Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $11,754 for the year ended September 30, 2021.

Investments in marketable securities that have a readily determinable fair value are stated at their market value based on quoted market prices. Net appreciation (depreciation) in the fair value of investments, which consists of realized and unrealized gains and losses on those investments is shown within other income on the statement of income. Unrealized loss was $76 for the year ended September 30, 2021.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Property and equipment are stated at cost, net of accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: DEPOSIT WITH CLEARING BROKER

The Company has a brokerage agreement with its clearing broker to carry its account and the accounts of its clients as customers of the clearing broker. The clearing broker has custody of the Company's cash and securities balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The cash balance at September 30, 2021 was $25,122.

Note 3: RECEIVABLE FROM CLEARING BROKER

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of September 30, 2021, the receivable from clearing broker of $26,276 are pursuant to the clearing agreement.

Note 4: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. In accordance with the authoritative guidance for uncertainty in income taxes included within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes, the Company reviews and evaluates the tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. The Company is no longer subject to examinations by major tax jurisdictions for years before 2016.

Note 5: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as

			Useful Life
Computer equipment	$	50,418	5
Computer software		887	3
Leasehold improvements		13,411	MACRS
		64,716	
Less: Accumulated depreciation		(51,373)	
Property and equipment, net	$	13,343	

Depreciation expense for the year ended September 30, 2021 was $2,478.

Note 6: PROFIT SHARING PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on February 24, 2014. All contributions to the plan are made at the discretion of the Company's management. Total contributions made for the year ended September 30, 2021 were $0.

Note 7: COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of business, the Company is subject to various litigation and arbitration matters. Management with the assistance of legal counsel evaluates claims on an ongoing basis as information becomes available. In accordance with FASB (ASC) 450 Loss Contingencies, the Company is required to record a liability in connection with claims where it is probable a loss will be incurred and where a reasonable estimate of that loss could be made. For claims where a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration, the Company has not recorded a liability due to its inability to make a reasonable estimate of loss in accordance with FASB ASC 450. As of September 30, 2021, the Company does not believe that it is required to record any loss contingency.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of September 30, 2021.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: RELATED PARTY TRANSACTIONS

The Company leases office space on a month-to-month basis from Elevate Real Estate Holdings, LLC, an affiliate related through common ownership. For the year ended September 30, 2021, the Company paid $102,480 in rent expense to its affiliate.

In addition, pursuant to an expense sharing agreement, the Company provided non-broker related office expenses and employee services to Infinity Financial Services Advisory, LLC ("Advisory"), an affiliated investment advisory firm. As such, Advisory reimburses these expenses to the Company. For the year ended September 30, 2021, the Company received $233,477 in reimbursement of expenses from Advisory, which is included in expenses on the statement of income. As of September 30, 2021, $43,284 is due from Advisory for such costs and presented as Due from related party on the statement of financial condition.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 10: BANK LOAN PAYABLE

In response to COVID-19, the Company submitted a Paycheck Protection Program loan application for $67,937, which was computed based on the qualifying expenses in 2019. The Company was approved by its bank and the SBA and the loan was issued to the Company on May 7, 2020. During the year ended September 30, 2021, the Small Business Administration has foregiven the loan and it was recognized as other revenue on the Statement of Income.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the FASB) has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending September 30, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2021, the Company had net capital of $148,657 which was $141,478 in excess of its required net capital of $7,179; and the Company's ratio of aggregate indebtedness to net capital was 0.72 to 1.

Note 13. FAIR VALUE MEASUREMENTS

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions. An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for investments measured at fair value, including a general description of the investments.

Marketable Securities

Marketable securities consist of common stock. Fair value of common stocks are based on quoted prices in active markets and is classified within Level 1 of the fair value hierarchy. The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recorded on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair values hierarchy. There were no transfers during the year.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2021:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment in Marketable Securities	$ 4,124	$ 4,124	$ -	$ -
Total	$ 4,124	$ 4,124	$ -	$ -

Note 14: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

Infinity Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2021

Computation of net capital				
Common stock	$	1,000		
Additional paid in capital		165,000		
Retained earnings		100,250		
Total stockholders' equity			$	266,250
Add: Other allowable credits				
Commission on non-allowable receivables				-
Less: Non-allowable assets				
Receivables - non-allowable	$	(3,047)		
Due from related party		(43,284)		
Prepaid expenses		(57,300)		
Property and equipment, net and other assets		(13,343)		
Total non-allowable assets				(116,974)
Net Capital before haircuts				149,276
Haricuts				(619)
Net Capital			$	148,657
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtness	$	7,179		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				7,179
Excess net capital				141,478
Aggregate indebtedness				107,682
Ratio of aggregate indebtedness to net capital				0.72 to 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated September 30, 2021.

Infinity Securities, Inc.
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to
Possession or Control Requirements Under SEA Rule 15c3-3
September 30, 2021

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraphs (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Infinity Securities, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Infinity Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Infinity Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Infinity Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and the Non-Covered Firm provision (the "exemption provisions"), and (2) Infinity Securities, Inc. stated that Infinity Securities, Inc. met the identified exemption provisions throughout the year ended September 30, 2021 without exceptions. Infinity Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Infinity Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 29, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Infinity Securities, Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Infinity Securities, Inc. DBA Infinity Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain broker dealers"). This Exempt ion Report was prepared as required by 17 C.F.R
§ 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief for the year ended September 30,2021, the Company states the following:

- The Company claimed an exemption under provision 17 C.F. R. section 240.15c3-3 (k)(2)(ii) as the Company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.
- The Company claimed an exemption as a Non-Covered Firm for its subscription-way sale of mutual fund and insurance products. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
- The Company met the identified exemptions throughout the year ended September 30, 2021 without exceptions.

I, Gregory Gilbert, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.



Name: Gregory Gilbert
Title: President

Infinity Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Infinity Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Infinity Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Infinity Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. Infinity Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Infinity Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Infinity Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 29, 2021



Infinity Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2021

	Amount
Total assessment	$ 5,230
SIPC-6 general assessment Payment made on April 28, 2021	(2,675)
SIPC-7 general assessment Payment made on November 26, 2021	(2,555)
Total assessment balance (overpayment carried forward)	$ -